UNITED STATES
                                   SECURITIES AND EXCHANGE COMMISSION
                                               WASHINGTON, D.C. 20549


     DI VISION OF
CORPORATI ON FI NANCE


                                                               November 3, 2020

  By E-Mail
  Fang Xue, Esq.
  Gibson, Dunn & Crutcher LLP
  Unit 1301, Tower 1, China Central Place
  No. 81 Jianguo Road
  Chaoyang District
  Beijing 100025, PRC

           Re:     Sina Corporation
                   Schedule 13E-3
                   Filed on October 13, 2020
                   Filed by Sina Corporation, Charles Guowei Chao, New Wave
MMXV
                             Limited, New Wave Holdings Limited and New Wave
Mergersub
                             Limited
                   File No. 005-60461

  Dear Ms. Xue:

        We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

          Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

         After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

  Proxy Statement

  Background of the Merger, page 16

  1. Refer to the first full paragraph on page 21. We note that the Special Committee instructed Morgan Stanley to request a price of $45 per share in order to accept the Buyer
           Group   s request to exclude the    majority of the minority
condition. Please revise your
           disclosure to describe the Special Committee   s apparent decision
to accept a lower price
           instead.
 Fang Xue, Esq.
Gibson, Dunn & Crutcher LLP
November 3, 2020
Page 2

Reasons for the Merger and Recommendation of the Special Committee and the Board, page 24

2. Please quantify the costs referenced in the first and third bullet points on page 26.

3. Refer to the fourth bullet point on page 27. Revise your disclosure to state your basis for this concern.

4. Please address how any filing person relying on the Morgan Stanley opinion was able to reach the fairness determination as to unaffiliated security holders given that the fairness opinion addressed fairness with respect to holders of your ordinary shares other than the shares held by the Buyer Group, rather than all security holders unaffiliated with the company.

Certain Financial Projections, page 35

5. Please revise to include the full projections instead of a summary and to confirm that these projections are the same projections referenced on pages 25 and 38.

Opinion of the Special Committee's Financial Advisor, page 37

6. Please revise to disclose the data underlying the results described in the Comparable
       Companies and Precedent Transactions analyses and to show how that information resulted in the multiples/values disclosed. For example, disclose (i) the various statistics measured for each comparable company and (ii) each
transaction   s parties and
       premium in the Precedent Transactions analysis. If the information was not included in the presentation provided to the Special Committee or Board of Directors, revise the disclosure relating to the fairness determination made by the Board to note this and to explain how the Special Committee and Board became comfortable with the results of the analysis.

7. With respect to the Precedent Transactions analysis, please disclose the basis for the premium ranges of 15-25% and 30-38%. Also, explain why Morgan Stanley selected two different ranges in performing this analysis.

8. With respect to the Sum of the Parts analysis, please disclose the basis for using a discount range of 30-45%.

9. Revise the disclosure to disclose the information required by Item 1015(b)(4) of
       Regulation M-A, including the fees paid or payable to Morgan Stanley and any material relationships between Morgan Stanley and the persons described in Item 1015(b)(4) of
       Regulation M-A.

         We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Fang Xue, Esq.
Gibson, Dunn & Crutcher LLP
November 3, 2020
Page 3

      Please direct any questions to me at (202) 551-3619.

                                                             Sincerely,

                                                             /s/ Daniel F.
Duchovny
                                                             Daniel F. Duchovny
                                                             Special Counsel
                                                             Office of Mergers
and Acquisitions